Exhibit 99.6

T: +32 (0)2 778 01 00 www.bdo.be	The Corporate Village Da Vincilaan 9, Box E.6 Elsinore Building B-1930 Zaventem

GALAPAGOS NV

Statutory auditor’s report

to the general meeting

for the year ended 31 December 2024

Free translation

BDO Bedrijfsrevisoren BV / BTW BE 0431.088.289 / RPR Brussel

BDO Réviseurs d’Entreprises SRL / TVA BE 0431.088.289 / RPM Bruxelles

BDO Bedrijfsrevisoren - BDO Réviseurs d’Entreprises BV/SRL, a company under Belgian law in the form of a private limited liability company, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.

T: +32 (0)2 778 01 00 www.bdo.be	The Corporate Village Da Vincilaan 9, Box E.6 Elsinore Building B-1930 Zaventem

Free translation

STATUTORY AUDITOR’S REPORT TO THE GENERAL MEETING OF GALAPAGOS NV FOR THE YEAR ENDED 31 DECEMBER 2024

In the context of the statutory audit of the annual accounts of Galapagos NV (“the Company”), we hereby present our statutory auditor’s report. It includes our report of the annual accounts and the other legal and regulatory requirements. This report is an integrated whole and is indivisible.

We have been appointed as statutory auditor by the general meeting of 25 April 2023, following the proposal formulated by the administrative body issued upon recommendation of the Audit Committee and upon presentation by the works council. Our statutory auditor’s mandate expires on the date of the general meeting deliberating on the annual accounts closed on 31 December 2024 . We have performed the statutory audit of the annual accounts of the Company for two consecutive years.

REPORT ON THE ANNUAL ACCOUNTS

Unqualified opinion

We have audited the annual accounts of the Company, which comprise the balance sheet as at 31 December 2024, the profit and loss account for the year then ended and the notes to the annual accounts, characterised by a balance sheet total of 4.044.144.044 EUR and a profit and loss account showing a profit for the year of 47.781.908 EUR.

In our opinion, the annual accounts give a true and fair view of the Company’s net equity and financial position as at 31 December 2024, as well as of its results for the year then ended, in accordance with the financial reporting framework applicable in Belgium.

Basis for unqualified opinion

We conducted our audit in accordance with International Standards on Auditing (ISAs) as applicable in Belgium. Our responsibilities under those standards are further described in the ‘Statutory auditor’s responsibilities for the audit of the annual accounts’ section in this report. We have complied with all the ethical requirements that are relevant to the audit of annual accounts in Belgium, including those concerning independence.

We have obtained from the administrative body and the officials of the Company the explanations and information necessary for performing our audit.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

BDO Bedrijfsrevisoren BV / BTW BE 0431.088.289 / RPR Brussel

BDO Réviseurs d’Entreprises SRL / TVA BE 0431.088.289 / RPM Bruxelles

BDO Bedrijfsrevisoren—BDO Réviseurs d’Entreprises BV/SRL, a company under Belgian law in the form of a private limited liability company, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the annual accounts of the current year. These matters were addressed in the context of our audit of the annual accounts as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Disposal of the Jyseleca® business to Alfasigma

Key Audit Matter Description

As described in note F-cap 6.19 of the annual accounts, on January 31, 2024, the Company completed the sale of the Jyseleca® business to Alfasigma and entered into a transition agreement with Alfasigma that specifies the responsibilities and services to be provided by both parties during a transition period following the completion of the sale. On that date, the Company recognized a gain on disposal of 56,0 mEUR, an upfront cash receipt of 50,0 mEUR and a liability related to a contribution for research and development costs payable to Alfasigma of 40,0 mEUR.

The accounting for the disposal of the Jyseleca® business to Alfasigma was identified as a key audit matter due to the judgement in identifying the different elements of the total consideration and accounting for the transition agreement. Critical components of this transaction included identifying the assets and liabilities transferred, the recognition of the R&D costs payable to Alfasigma and determination of the gain on disposal of the Jyseleca® business.

The audit of these components required significant auditor attention due to the transaction’s magnitude, complexity and significant financial impact.

How the Key Audit Matter Was Addressed in the Audit

The primary procedures we performed to address this key audit matter included:

•	Evaluating management’s judgements over the identification of all assets and liabilities belonging to the disposal of the Jyseleca® business by reading relevant agreements and assessing the Company’s ongoing involvement during the transition period agreed with Alfasigma.

•	Verifying the components included in the determination of the gain on disposal of the Jyseleca® business, including the identification of disposed off assets and liabilities, the estimation of the enterprise value, the determination of the consideration received and recognition of contribution for R&D costs payable by the Company to Alfasigma.

•	Ensuring the accurate removal of the sold entities along with their respective assets and liabilities from the books.

•	Verifying the correct presentation of the gain on disposal of the Jyseleca® business and the associated transition services in the annual accounts.

Valuation of investments in subsidiaries, related intangibles assets and receivables

Key Audit Matter Description

As described in notes F-cap 6.2.3, F-cap 6.4.1 and F-cap 6.15 of the annual accounts, Galapagos reports intangible assets totaling 109,1 mEUR, investments of 198,3 mEUR and intercompany receivables of 100,3 mEUR. The Company conducted an impairment test on its investments in subsidiaries, along with the related intangible assets and receivables at December 31, 2024.

GALAPAGOS NV:
Statutory auditor’s report to the general meeting of the company on the annual accounts for the year ended 31 December 2024	3.

The impairment test is conducted by analogy with the impairment test on the CAR-T/Cell therapy cash generating unit at consolidated level, using a discounted cash flow model to determine its fair value less cost of disposal.

Auditing the Company’s impairment tests for its investments in subsidiaries, along with the related intangible assets and receivables was complex and required a high degree of judgment, largely due to the significant estimations needed to determine the fair value less cost to sell, of the cash-generating unit CAR-T/Cell therapy. The fair value estimates are specifically based on assumptions tailored to CAR-T research and development activities and its product candidates. These assumptions critically impact the significant uncertainty involved in reaching clinical development milestones. Essential factors, such as the timing of anticipated future cash flows, long-term sales projections that include patient volumes, market share, pricing, and the discount rate, are pivotal to these estimates.

The impairment of investments in subsidiaries, their related intangibles assets and receivables, is identified as a key audit matter due to the valuation methodology necessitating the Company to apply significant estimates and assumptions specific to the CAR-T/Cell therapy business. This process demands extensive audit efforts, including the engagement of professionals with specialized skills.

How the Key Audit Matter Was Addressed in the Audit

The primary procedures we performed to address this key audit matter included:

•	Critically evaluating and challenging the design and operating effectiveness of the Company’s internal controls related to the impairment of investments in subsidiaries, intangibles assets and receivables.
•	Assessing the appropriateness of the valuation methodology used by the Company to estimate the fair value less cost of disposal of the CAR-T/Cell Therapy cash-generating unit which was used by analogy to verify for possible impairment.

•	Scrutinizing the key assumptions and estimates used by the Company, such as projected cash flows, discount rates, and probability of success of achieving clinical development milestones. We compared these assumptions with industry reports to assess their reasonableness and consistency with external market conditions.

•	Involving professionals with expertise in financial valuation to provide an independent evaluation of discount rate used.

•	Examining the sensitivity analyses performed by the Company to understand the impact of changes in key assumptions on the impairment assessment and performing our own sensitivity checks.

•	Verifying the appropriateness and completeness of the valuation disclosures in the annual accounts.

Responsibilities of administrative body for the drafting of the annual accounts

The administrative body is responsible for the preparation of annual accounts that give a true and fair view in accordance with the financial reporting framework applicable in Belgium, and for such internal control as the administrative body determines is necessary to enable the preparation of annual accounts that are free from material misstatement, whether due to fraud or error.

GALAPAGOS NV:
Statutory auditor’s report to the general meeting of the company on the annual accounts for the year ended 31 December 2024	4.

In preparing the annual accounts, the administrative body is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the administrative body either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Statutory auditor’s responsibilities for the audit of the annual accounts

Our objectives are to obtain reasonable assurance about whether the annual accounts as a whole are free from material misstatement, whether due to fraud or error, and to issue a statutory auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists.

Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these annual accounts.

When executing our audit, we respect the legal, regulatory and normative framework applicable for the audit of annual accounts in Belgium. However, a statutory audit does not guarantee the future viability of the Company, neither the efficiency and effectiveness of the management of the Company by the administrative body. Our responsibilities with respect to the administrative body’s use of the going concern basis of accounting are described below.

As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the annual accounts, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control;

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control;

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the administrative body;

•

Conclude on the appropriateness of the administrative body’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our statutory auditor’s report to the related disclosures in the annual accounts or, if such disclosures are inadequate, to modify our opinion.

GALAPAGOS NV:
Statutory auditor’s report to the general meeting of the company on the annual accounts for the year ended 31 December 2024	5.

Our conclusions are based on the audit evidence obtained up to the date of our statutory auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern;

•	Evaluate the overall presentation, structure and content of the annual accounts and whether the annual accounts represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identified during our audit.

We also provide the Audit Committee with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence and, where applicable, related safeguards.

From the matters communicated with the Audit Committee, we determine those matters that were of most significance in the audit of the financial statements of the current year, and are therefore the key audit matters. We describe these matters in our statutory auditor’s report, unless law or regulation precludes public disclosure about the matter.

OTHER LEGAL AND REGULATORY REQUIREMENTS

Responsibilities of the administrative body

The administrative body is responsible for the preparation and the content of the director’s report, including the sustainability information and of the other information included in the annual report, for the preparation and content of the documents to be deposited in accordance with the legal and regulatory requirements, as well as for the compliance with the legal and regulatory requirements regarding bookkeeping, with the Code of companies and associations and with the Company’s by-laws.

Responsibilities of the statutory auditor

In the context of our mission and in accordance with the Belgian standard (revised draft 2025) which is complementary to the International Standards on Auditing (ISAs) as applicable in Belgium, it is our responsibility to verify, in all material aspects, the director’s report and the other information included in the annual report, certain documents to be deposited in accordance with the legal and regulatory requirements, and compliance with certain provisions of the Code of companies and associations and of the Company’s by-laws, and to report on these elements.

Aspects related to the director’s report and to the other information included in the annual report over the annual accounts

The director’s report contains the sustainability information subject of our separate report concerning the limited assurance on this sustainability information.

GALAPAGOS NV:
Statutory auditor’s report to the general meeting of the company on the annual accounts for the year ended 31 December 2024	6.

This section does not concern the assurance on the sustainability information included in the director’s report. For this part of the director’s report, we refer to our separate report on this matter.

In our opinion, after having performed specific procedures in relation to the director’s report, the director’s report is consistent with the annual accounts for the same financial year, and it is prepared in accordance with articles 3:5 and 3:6 of the Code of companies and associations.

In the context of our audit of the annual accounts, we are also responsible for considering, in particular based on the knowledge we have obtained during the audit, whether the director’s report and the other information included in the annual report, contain a material misstatement, i.e. information which is inadequately disclosed or otherwise misleading. Based on the procedures we have performed, there are no material misstatements we have to report to you.

Statement related to the social balance sheet

The social balance sheet, to be deposited at the National Bank of Belgium in accordance with article 3:12, §1, 8° of the Code of companies and associations, includes, both in terms of form and content, the information required by the said Code, including that relating to information on wages and training and does not present any material inconsistencies with the information that we have at our disposition during the performance of our mission.

Statement related to independence

•	Our audit firm and our network did not provide services which are incompatible with the statutory audit of annual accounts and our audit firm remained independent of the Company during the terms of our mandate.

•	The fees related to additional services which are compatible with the statutory audit of annual accounts as referred to in article 3:65 of the Code of companies and associations, were duly itemised and valued in the notes to the annual accounts.

Other statements

•	Without prejudice to certain formal aspects of minor importance, the accounting records are maintained in accordance with the legal and regulatory requirements applicable in Belgium.

•	The appropriation of results proposed to the general meeting complies with the legal provisions and the Company’s by-laws.

•	We do not have to report to you any transactions undertaken or decisions taken in breach of the by-laws or the Code of companies and associations except for the fact that the annual accounts and the consolidated annual accounts as at 31 December 2023 were not filed within the period stipulated in the Code of companies and associations.

•	This report is in compliance with the contents of our additional report to the Audit Committee as referred to in article 11 of regulation (EU) No 537/2014.

GALAPAGOS NV:
Statutory auditor’s report to the general meeting of the company on the annual accounts for the year ended 31 December 2024	7.

•	We have assessed the pecuniary consequences for the Company of the decisions related to the conflict of interests as described in the conclusions of the administrative body and having nothing to report to you.

Zaventem, 27 March 2025

/s/ BDO Bedrijfsrevisoren BV

Statutory auditor

Represented by Ellen Lombaerts*

Auditor

*	Acting for a company

GALAPAGOS NV:
Statutory auditor’s report to the general meeting of the company on the annual accounts for the year ended 31 December 2024	8.